SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BESPOKE EXTRACTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

08634Q109

(CUSIP Number)

Michael Feinsod

Infinity Management, LLC

200 South Service Road

Suite 207

Roslyn, NY 11577

212-752-2777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

11/19/2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 08634Q109	13D

1	NAME OF REPORTING PERSONS Michael Feinsod Infinity Management, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		Michael Feinsod: 50,000,000 (1)\ Infinity Management, LLC: 50,000,000 (1)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY OWNED BY		Michael Feinsod: 0 Infinity Management, LLC: 0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		Michael Feinsod: 50,000,000 (1) Infinity Management, LLC: 50,000,000 (1)
	10	SHARED DISPOSITIVE POWER

		Michael Feinsod: 0 Infinity Management, LLC: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Michael Feinsod: 50,000,000 (1) Infinity Management, LLC: 50,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.1% *
14	TYPE OF REPORTING PERSON

IN

(1)	Represents shares held by Infinity Management, LLC (“Infinity”). Mr. Feinsod is the managing member of Infinity and has voting and investment power over the securities of Bespoke Extracts, Inc. held by Infinity. Infinity also holds 1 share of Series C Preferred Stock of the Issuer, which provides the holder with 51% of the voting power of the Issuer’s stockholders.

*	Based on 248,889,621 shares of common stock outstanding as of November 29, 2021. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules and generally includes voting or investment power with respect to securities, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share of Bespoke Extracts, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 323 Sunny Isles Boulevard, Suite 700, Sunny Isles, FL 33160.

Item 2. Identity and Background.

This statement is being filed by Michael Feinsod and Infinity Management, LLC (“Infinity”).

Mr. Feinsod is a natural person with a business address of 200 South Service Road, Suite 207, Roslyn, NY 11577.

Infinity is a Delaware limited liability company, with a business address of 200 South Service Road, Suite 207, Roslyn, NY 11577. Its principal business is investment management.

Mr. Feinsod’s present principal occupation is as chief executive officer and executive chairman of the Issuer, and managing member of Infinity Capital, LLC.

During the last five years, neither Mr. Feinsod nor Infinity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Mr. Feinsod nor Infinity has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Feinsod or Infinity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Mr. Feinsod is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a stock purchase agreement, dated October 28, 2021, among Infinity, the Issuer, and Danil Pollack, on November 19, 2021, Infinity closed the purchase of 50,000,000 shares of common stock and 1 share of Series C Preferred Stock of the Issuer from Danil Pollack, for a purchase price of $40,000. Infinity also agreed to pay $4,792.29 to cover payment of the amounts due to certain creditors of the Company, as set forth in the stock purchase agreement. The source of the funds used by Infinity was working capital, and no amount of the consideration used by Infinity was obtained by borrowing.

Item 4. Purpose of Transaction.

Mr. Feinsod and Infinity entered into the above-described transaction to effect a change in control of the Issuer. In connection with the closing of the transaction, Mr. Pollack resigned from all positions with the Issuer, including chief executive officer and director, Mr. Feinsod was appointed chief executive officer and executive chairman of the Issuer, and Hunter Garth was appointed chief strategy officer and director of the Issuer.

In his capacity as executive chairman, chief executive officer and a member of the Company’s Board of Directors, Mr. Feinsod is actively involved in the management and operations of the Issuer and is, and will continue to be, involved in deliberations and decisions regarding various issues affecting the Issuer, which could include, from time to time, matters set forth in subsections (b) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Mr. Feinsod beneficially owns 50,000,000 shares of common stock of the Issuer, which represents 20.1% of the Issuer’s common stock based on 248,889,621 shares of common stock issued and outstanding as of November 29, 2021. Mr. Feinsod also beneficially owns the Issuer’s 1 outstanding share of Series C Preferred Stock. Such 50,000,000 shares of common stock and 1 share of Series C Preferred Stock are held by Infinity. Mr. Feinsod is the managing member of Infinity and has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as set out above, neither Mr. Feinsod nor Infinity has effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Feinsod or Infinity and any other person with respect to the shares.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

November 29, 2021

Infinity Management, LLC

By:	/s/ Michael Feinsod
Title:	Managing Member

/s/ Michael Feinsod

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